                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K




  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2001


                                       OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from _____________ to ___________


  Commission file number 333-43947



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           Frontstep, Inc. 401(k) Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                 Frontstep, Inc.
                            (fka Symix Systems, Inc.)
                          2800 Corporate Exchange Drive
                                    Suite 400
                              Columbus, Ohio 43231


                            Exhibit Index on Page 4.

                               Page 1 of 15 Pages.

                              REQUIRED INFORMATION


     The following financial statements and supplemental schedules for the Frontstep, Inc. 401(K) Plan are being filed herewith:


Description                                                      Page No.
-----------                                                      --------

Table of Contents to Financial Statements                          Page 6.

Audited Financial Statements:
----------------------------

Independent Auditors' Report                                       Page 7.

Statements of Net Assets Available for                             Page 8.
  Plan Benefits, December 31, 2001 and 2000

Statements of Changes in Net Assets Available                      Page 9.
  for Plan Benefits, Year Ended December 31, 2001

Notes to Financial Statements                                      Pages 10
                                                                   through 13.



Supplemental Schedules:
----------------------

Schedule of Assets (Held at End of Year),                          Page 14.
  December 31, 2001



                 The following exhibit is being filed herewith:


Exhibit No.         Description                             Page No.
-----------         -----------                             --------

    1               Consent of Independent Auditors         Page 15.



                               Page 2 of 15 Pages.

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           FRONTSTEP, INC. 401(K) PLAN


Date:  June 27, 2002                       By: /s/ Daniel P. Buettin
                                               ---------------------------------
                                               Daniel P. Buettin, Plan Trustee


                               Page 3 of 15 Pages.

                           FRONTSTEP, INC. 401(K) PLAN
                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2001


                                INDEX TO EXHIBITS



Exhibit No.         Description                        Page No.
-----------         -----------                        --------

    1               Consent of Independent Auditors    Page 15.



                               Page 4 of 15 Pages.

                          FRONTSTEP, INC. 401(K) PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)



                               Page 5 of 15 Pages.

                          FRONTSTEP, INC. 401(K) PLAN



                                TABLE OF CONTENTS


                                                                         PAGE

Independent Auditors' Report                                               1

Statements of Net Assets Available for Plan Benefits,
     December 31, 2001 and 2000                                            2

Statement of Changes in Net Assets Available for Plan Benefits,
     Year ended December 31, 2001                                          3

Notes to Financial Statements                                              4

SUPPLEMENTAL SCHEDULE:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year),
     December 31, 2001                                                     8

All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because there is nothing to report.


                               Page 6 of 15 Pages.

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors
Frontstep, Inc.:


We have audited the accompanying statements of net assets available for plan benefits of Frontstep, Inc. 401(k) Plan (Plan) as of December 31, 2001 and
2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presented fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Columbus, Ohio
May 16, 2002



                               Page 7 of 15 Pages.

                           FRONTSTEP, INC. 401(K) PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2001 and 2000

                                                              2001                  2000
                                                           -----------          -----------
Assets:
     Cash                                                  $     3,431                5,413
     Investments, at fair value (note 3)                    17,588,282           18,321,925
     Investment income receivable                                7,093                5,380
                                                           -----------          -----------
           Net assets available for plan benefits          $17,598,806           18,332,718
                                                           ===========          ===========



See accompanying notes to financial statements.

                               Page 8 of 15 Pages.

                           FRONTSTEP, INC. 401(K) PLAN
         Statement of Changes in Net Assets Available for Plan Benefits
                          Year ended December 31, 2001


Additions:
     Additions to net assets attributed to:
        Investment income:
           Interest and dividends                                          $    276,755
           Net depreciation in fair value of investments (note 3)            (2,396,577)
                                                                           ------------
                                                                             (2,119,822)
                                                                           ------------
        Contributions:
           Participant                                                        2,517,560
           Employer                                                             735,945
           Rollover                                                             143,273
                                                                           ------------
                                                                              3,396,778
                                                                           ------------
                 Total additions                                              1,276,956
                                                                           ------------
Deductions:
     Deductions from net assets attributed to:
        Benefits paid to participants or beneficiaries                        2,010,868
                                                                           ------------
                 Total deductions                                             2,010,868
                                                                           ------------
                 Net decrease                                                  (733,912)
                                                                           ------------
Net assets available for plan benefits:
     Beginning of year                                                       18,332,718
                                                                           ------------
     End of year                                                           $ 17,598,806
                                                                           ============



See accompanying notes to financial statements

                               Page 9 of 15 Pages.

                           FRONTSTEP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(1)    PLAN DESCRIPTION

       The following description of the Frontstep, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a complete description of the Plan's provisions.

       The Plan is a defined contribution plan established October 1, 1989 covering substantially all employees of Frontstep, Inc. and subsidiaries (the employer or Plan Sponsor). All employees who have reached the age of 21 are eligible to participate in the Plan. Plan enrollment is the first day of each quarter of the Plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Merrill Lynch serves as both Trustee and recordkeeper for the Plan.

       (A)    CONTRIBUTIONS

              Each year, participants may contribute the lesser of 18% of their annual compensation, as defined in the Plan, or the maximum permitted by the Internal Revenue Code (IRC). The employer contributes an amount equal to 50% of the first 5% of deferred compensation the participant contributes to the Plan.

              Upon enrollment, participants may direct their contributions into any of the Plan's investment options, including the employer's common stock.

              The employer matching contribution is allocated according to the participant's elected investment option allocation percentages.

       (B)    DISTRIBUTIONS

              On termination of service, due to death, disability, or retirement, or upon attaining age 59 1/2, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's vested interest in their account or annual installments over a period not to exceed the participants lifetime, or the joint lifetime of the participant and their spouse. For termination of service due to other reasons, a participant may receive the value of the vested interest in the participant's account as a lump-sum distribution.

       (C)    VESTING

              Amounts contributed by participants and earnings thereon are immediately vested. Vesting of the employer's contribution and related earnings becomes 100% vested after five years of continuous service (20% per year of service with the employer).

       (D)    PARTICIPANT LOANS

              Under the Plan, employees may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at prime interest rate plus one percent. Principal and interest is paid ratably through monthly payroll deductions.



                                       4                             (Continued)

                               Page 10 of 15 Pages.

                           FRONTSTEP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (E)    PARTICIPANTS ACCOUNTS

              Each participant's account is credited with the participant's contributions and allocations of (a) the employer's contributions and (b) Plan earnings. Earnings of the Plan are allocated to individual participant's accounts based on the ratio of the participant's account balance in the appropriate fund as of the preceding valuation date to the total fund balance as of the preceding valuation date.

              Upon termination of employment, a participant's nonvested portion of employer contributions and related earnings are forfeited. At December 31, 2001 and 2000 forfeited nonvested accounts totaled $398,823 and $265,566 respectively. These amounts are used to reduce future employer contributions. Also, in 2001, no amounts were used to reduce employer contributions from forfeited nonvested accounts.

       (F)    PLAN TERMINATION

              Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (A)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) and present the net assets available for plan benefits and changes in those net assets.

       (B)    INVESTMENTS

              Plan investments are stated at fair value. The shares of the employer's common stock are valued at its quoted market price. The shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The participant loans are valued at their outstanding balances, which approximate fair value.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and is recognized when earned. Dividends are recorded on the ex-dividend date.

       (C)    CONTRIBUTIONS

              Employee contributions are recognized when withheld and employer contributions are recognized when due. Rollovers are recognized when approved by the Plan Sponsor and received by the Plan.

       (D)    DISTRIBUTIONS

              Benefit distributions are recognized when paid.

       (E)    TRUSTEE AND ADMINISTRATIVE FEES

              All costs and expenses of administering the Plan are borne by the employer.

                               Page 11 of 15 Pages.

                           FRONTSTEP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000



       (F)    USE OF ESTIMATES

              The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

(3)    INVESTMENTS

       The following presents investments that represent 5% or more of the Plan's net assets:

                                                               2001                 2000
                                                            ----------          ----------
       Frontstep, Inc. Common Stock                         $1,529,484                --
       Merrill Lynch Retirement Preservation Trust           1,879,497           1,444,461
       Merrill Lynch Fundamental Growth Fund CL D            5,377,828           5,268,145
       GAM International Fund                                  940,380           1,159,313
       Merrill Lynch Balanced Capital Fund                   1,373,305           1,466,857
       Merrill Lynch Growth Fund                                  --             1,502,607
       Merrill Lynch S&P 500 Index Fund                        933,973             926,850
       MFS Massachusetts Investors Trust                     2,544,253           3,000,759
       Davis New York Venture Fund                           1,290,775           1,115,841

       The following presents the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                          Mutual funds                       $ (2,894,535)
                          Frontstep, Inc. common stock            497,958
                                                             ------------

                                                             $ (2,396,577)
                                                             ============

(4)    TAX STATUS

       The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 30, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan's tax counsel believe that the Plan is designed, and is currently being operated in compliance with the applicable requirements of the IRC.

(5)    RELATED-PARTY TRANSACTIONS

       Certain plan investments are shares of mutual funds managed by Merrill Lynch, the trustee as defined by the Plan, and common stock of the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions.


                                       6                             (Continued)

                               Page 12 of 15 Pages.

                           FRONTSTEP, INC. 401(K) PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


(6)    PLAN AMENDMENTS

       In September 2001, the Plan Sponsor filed a restated plan document which adopted the Economic Growth and Tax Relief Reconciliation Act and GUST laws effective January 1, 2002.

                               Page 13 of 15 Pages.

                           FRONTSTEP, INC. 401(K) PLAN
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                Plan number: 001
                                 EIN: 31-1093175

                                December 31, 2001

(A)                                                                                              (E)
-----   ---------------------   ------------------------------------------------------------   -------------
            Identity of                          Description of investment
          issue, borrower,                       including maturity date,
             lessor, or                        rate of interest, collateral,                      Current
           similar party                          par, or maturity value                           value
-----   ---------------------   ------------------------------------------------------------   -------------
 *      Frontstep, Inc.         Frontstep, Inc. common stock, 291,330 shares                   $  1,529,484
 *      Merrill Lynch           Retirement Preservation Trust, 1,879,497 shares                   1,879,497
        Munder                  Future Technology Fund A, 10,915 shares                              52,173
 *      Merrill Lynch           Fundamental Growth Fund CL D, 301,110 shares                      5,377,828
 *      Merrill Lynch           Fundamental Growth Fund A GM, 857 shares                             15,306
        GAM                     International Fund, 62,236 shares                                   940,380
        Munder                  Micro Cap Equity Fund, 6,590 shares                                 170,561
 *      Merrill Lynch           Balanced Capital Fund, 51,493 shares                              1,373,305
 *      Merrill Lynch           Corporate Bond Fund, 54,761 shares                                  606,200
 *      Merrill Lynch           Growth Fund, 1,714 shares                                            18,975
        Van Kampen              Aggressive Growth Fund, 9,140 shares                                122,483
 *      Merrill Lynch           S&P 500 Index Fund, 66,333 shares                                   933,973
        Van Kampen              Emerging Growth Fund, 4243 shares                                   179,547
        Alliance Capital        Premier Growth Fund, 3701 shares                                     75,203
        AIM                     Value Fund, 9,728 shares                                            105,743
        MFS                     Massachusetts Investors Trust, 153,453 shares                     2,544,253
        Davis                   New York Venture Fund, 50,758 shares                              1,290,775
 *      Various                 Participant loans at various rates and due dates                    326,573
 *      Merrill Lynch           RCMA Option                                                          46,023
                                                                                               -------------
                                                                                               $ 17,588,282
                                                                                               =============


* Indicates party-in-interest to the Plan.

See accompanying independent auditors' report.


                                       8

                              Page 14 of 15 Pages.